Q2 2008

Quarterly Report to Shareholders

For the Six Months Ended

June 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (MD&A) is as of August 14, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED” or the “Company”) for the six months ended June 30, 2008 and 2007, other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006, together with accompanying notes. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), can be found on the SEDAR website at www.sedar.com.

Discussion with regard to the Company’s 2008 outlook is based on currently available information. All amounts are stated in United States dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with United States generally accepted accounting principles (GAAP). The reporting currency is the United States dollar and the functional currency is the Canadian dollar.

The term barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet (mcf) equals one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversion in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim report includes forward looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this MD&A.

Other sections of this MD&A may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements except as required by law. Furthermore, the forward-looking statements contained in this interim report are made as of the date of this report, and we undertake no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. The forward-looking statements in this interim report are expressly qualified by this cautionary statement.

GOING CONCERN UNCERTAINTY

The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

However, a number of conditions raise substantial doubt about the Company’s ability to continue as a going concern as further outlined below:

The Company incurred a net loss of $1,885,858 and $2,813,658 during the three and six months ended June 30, 2008, and realized a positive cash flow from operating activities of $1,577,416 and $4,900,330, respectively. Included in the net losses was a gain on sale of petroleum and natural gas properties of $2,307,194.

At June 30, 2008, the Company had a consolidated working capital deficiency of $58,335,590 (2007 - $48,996,421) and a stockholder’s deficiency of $14,459,880 (2007 - $16,061,026). The Company’s large working capital deficiency and change in working capital from the prior year are as a result of the Convertible Note Payables becoming current during the year. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The holders of the Company’s 10% Senior Subordinated Convertible Notes (the “Notes”) agreed to extend the Maturity Date for the redemption of the Notes, originally February 1, 2008, to October 31, 2008 to allow the Company to sell assets to redeem the Notes, or to November 21, 2008 if the sale transaction requires shareholder approval.

Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement and a conversion of some preferred shares to common shares have reduced the Company’s current cash requirement to redeem the preferred shares until 2010.

In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. The Company submitted a detailed plan to the AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan was approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review.

Milestones in the plan submitted to the AMEX that have been achieved include the sale of petroleum and natural gas properties which was completed on June 8, 2007, the acquisition of Caribou Resources Corp. (“Caribou”) which was closed on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the shareholders on July 30, 2007. The Company also completed drilling it had proposed in the plan and reported a profit for the year ended December 31, 2007. As a result of additional interest and an extension fee in connection with the extensions of the Notes (note 6), as well as foreign exchange losses on currency retranslation not originally included in the Company’s plan, the Company incurred a net loss during the six months ended June 30, 2008. The Company is required to achieve profitability by October 13, 2008.

The Company received a second notice from the AMEX dated July 15, 2008. This notice expressed concern about the Company’s ability to be in compliance by October 13, 2008 with Section 1003(a)(iv) of the AMEX Company Guide, due to the extensions of the maturity date of the Company’s outstanding $40.240 million of Convertible Notes and announced plans to sell assets to redeem the Convertible Notes. The notice required the Company to submit an Additional Plan, including its strategic initiatives and specific milestones by August 5, 2008. If the Additional Plan is approved by the AMEX, the Company will continue to have until October 13, 2008 to be in compliance with Section 1003(a)(iv) of the AMEX Company Guide.

On August 5, 2008, the Company filed the Additional Plan requested by the AMEX. The Plan consists of the Company’s efforts to sell existing assets for the redemption of the notes and payment of other creditors.

On August 7, 2008 a group of the Company’s unsecured creditors filed an Originating Notice in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., together are a “debtor company” under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and staying all proceedings and remedies against the Company except as set forth in the Order or otherwise permitted by law. The requested Order would further authorize the Company to carry on its business and to appoint PricewaterhouseCoopers as the monitor in the CCAA proceedings. This Notice was heard by the Court on August 8, 2008 and the hearing was rescheduled for Wednesday, August 13, 2008. In the meantime, the Court ordered that all actions and creditor remedies against the Company were stayed, with the exception that the holders of the Company's convertible notes were allowed to bring an opposing application for appointment of a receiver of the Company.

On August 13, 2008 the Company made application to the Court of Queen’s Bench of Alberta and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). While under CCAA protection, the Company will continue with its day-to-day operations. The Order appointed Ernst & Young Inc. as the Company’s Monitor. The Board of Directors of the Company determined that this was in the best interests of the Company and of its stakeholders, following the previously discussed petition by a group of the Company’s trade creditors for a CCAA order and the potential of the holders of the Company’s 10% Senior Subordinated Convertible Notes to put the Company into receivership.

CCAA protection stays creditors and others from enforcing rights against the Company and affords it the opportunity to restructure its financial affairs. The Court has granted CCAA protection for an initial period of 30 days expiring September 15, 2008, to be extended thereafter, as the Court deems appropriate. If by September 15, 2008 the Company has not filed a Plan of Arrangement (the “Plan”), or obtained an extension of the CCAA protection, creditors and others will no longer be stayed from enforcing their rights.

While under CCAA protection, the Company’s Board of Directors maintains its usual role and its management remains responsible for the day-to-day operations of the Company, under the supervision of the Court-appointed monitor who will be responsible for reviewing the Company’s ongoing operations, assisting with the development and filing of the Plan, liaising with creditors and other stakeholders and reporting to the Court. The Board of Directors and management of the Company will also be primarily responsible for formulating the Plan for restructuring the Company’s affairs. The Company has already undertaken various steps to dispose of enough assets to redeem the Notes and pay its trade creditors in full. The Company’s Plan will not deviate substantially from the efforts already in progress. The Order extends the bid deadline for the sale process of the Steen assets by CB Securities Inc. from September 17, 2008 to September 24, 2008, and the closing deadlines by two weeks to November 15, 2008 if shareholder approval is not required for the sale, or December 8, 2008 if it is required.

The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.

OVERVIEW

The Company’s production for the second quarter of 2008 averaged 1,245 barrels of oil equivalent per day (BOE/d) (2007 – 871). Exit production for the quarter was 875 BOE/d compared to 260 BOE/d in the same period in 2007. The increase in production is due mainly to the acquisition of Caribou’s Northern Alberta properties and the successful winter drilling program. The exit rate at June 30, 2008 was negatively impacted by a technical problem at the Steen River Plant that reduced production for 20 days, including the day of June 30, by approximately 40%. The Company was engaged in an active capital program in the Steen River area of Northern Alberta in the first quarter of 2008, which included six oil wells that were completed and put on production during the quarter. Capital programs during the first quarter of 2007 resulted in the completion and tie-in of a gas well in the West Ferrier area of Central Alberta, which continues to produce presently in 2008 at consistent levels.

Revenue before royalties has increased in the second quarter of 2008 by 165% compared to the same period in 2007. This is due mainly to the initial capital drilling program and higher commodity prices. It is expected that 2008 revenues will continue to increase as commodity prices continue to climb, and as the assets in Northern Alberta continue to be exploited. As expected, royalties and operating expenses have also increased due to the higher production numbers. Operating cash flow is expected to be positive in the upcoming months as the Company continues to develop its Northern Alberta properties.

SELECTED QUARTERLY INFORMATION
(in thousands, except per share and per barrel data)

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	Change	2008	2007	Change
Exit production rate (BOE/day)	875	260	237%	875	260	237%
Revenue, before royalties	$10,050	$3,791	165%	$19,754	$7,116	178%
Average sales volumes (BOE/day)	1,245	871	43%	1391	901	54%
Cash provided by (used in) operations	$1,577	$1,257	25%	$4,900	$2,074	136%
Net income (loss) applicable to shareholders	$(2,308)	$14,646	(116)%	$(5,184)	$10,629	(149)%
Average number of shares outstanding	27,002	14,969	80%	25,721	14,968	72%
Net income (loss) per share - basic	$(.09)	$0.98	(111)%	$(.20)	$0.71	(132)%
Net income (loss) per share - diluted	$(.09)	$0.98	(111)%	$(.20)	$0.71	(132)%
Preferred share dividends – per share	$.03	$0.04	(25)%	$.05	$0.08	(38)%
Average price for natural gas (US$/mcf)	$10.08	$7.37	37%	$8.61	$6.67	29%
Average price for oil and NGL’s (US$/bbl)	$110.64	$57.06	94%	$95.84	$53.18	80%
Production costs per boe	$31.56	$5.66	458%	$26.05	$5.13	408%
General and administrative expenses per boe	$16.87	$8.17	106%	$12.51	$10.43	20%

PRODUCTION AND REVENUE
(in thousand’s except for percentages, volumes and BOE amounts)

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	Change	2008	2007	Change
Production
Crude oil and natural gas liquids (bbl/d)	701	244	187%	884	248	256%
Natural gas (mcf/d)	3,259	3,761	(13)%	3,038	3,918	(22)%
Oil equivalent (BOE/d)	1,245	871	43%	1,391	901	54%

Production Revenue
Crude oil and natural gas liquids	$7,062	$1,267	457%	$14,938	$2,387	526%
Natural gas	$2,988	$2,524	18%	$4,816	$4,729	2%
Production revenue	$10,050	$3,791	165%	$19,754	$7,116	178%

Average Prices
Crude oil and natural gas liquids ($/bbl)	$110.64	$57.06	94%	$95.84	$53.18	80%
Natural gas ($/mcf)	$10.08	$7.37	37%	$8.61	$6.67	29%
Oil equivalent ($/BOE)	$88.74	$47.83	86%	$79.05	$43.63	81%

The increase in petroleum and natural gas production of 43% in the second quarter of 2008 compared to the prior year includes a 187% increase in crude oil and natural gas liquids production offset slightly by a 13% decrease in natural gas production. The increase was mainly due to the acquisition of Caribou and its Northern Alberta assets at Steen River, which currently produces mainly crude oil. Effective December 1, 2007, a five percent working interest of the majority of these Steen River assets were sold to an arms length partner. The Company at the end of June 30, 2008 had a net working interest of 95% of these Steen River assets.

The Company currently has no derivative financial or physical delivery contracts in place and does not see this changing in the near future.

ROYALTIES
(in thousand’s except BOE amounts)

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	Change	2008	2007	Change
Royalties	$1,653,510	$659,804	151%	$4,140,170	$1,207,250	243%
As a percentage of production revenue	17%	17%	-	21%	17%	18%
Royalties per BOE	$14.60	$8.33	75%	$16.36	$7.41	121%

Royalties have increased by 151% in the second quarter of 2008 compared to the same period in 2007 due mainly to the increase in oil production from the Caribou acquisition, and the method of recognizing the oil Crown royalties. The Company applied for and received gas cost allowances that reduced gas Crown royalties owing for the year partially offsetting some of the increases in oil Crown royalties. There are some freehold royalties paid which are minimal. Note that effective January 1, 2007, the Alberta Royalty Tax Credit Program was terminated which has caused the royalty percentages to be higher the last two years than in previous years.

The higher crude oil and natural gas liquids commodity prices contributed to the higher royalty per BOE as crude oil prices almost doubled compared to the prior year.

PRODUCTION EXPENSES
(in thousand’s except for percentages and BOE amounts)

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	Change	2008	2007	Change
Production expenses	$3,575,047	$448,017	698%	$6,594,121	$835,297	689%
Net production expenses per BOE	$31.56	$5.66	458%	$26.05	$5.13	408%

Production expenses increased substantially in the second quarter of 2008 compared to the same period in 2007. Significant one time charges relating to the Steen Plant have increased net production costs per barrel in the quarter. The acquisition of the Caribou northern Alberta properties increased production expenses as these properties were not in the asset base in the prior year. Also, these properties are in remote areas causing operating costs to be higher than normal in the industry. A helicopter is required to access the locations and operate the wells, and is required to bring in certain equipment and supplies. As the Company starts to create efficiencies within the area, it is expected that these production expenses will decline in the future.

GENERAL AND ADMINISTRATIVE EXPENSES
(in thousand’s except for percentages and BOE amounts)

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	Change	2008	2007	Change
General and administrative expenses – excluding stock option expense	$1,911,114	$647,194	195%	$3,166,318	$1,700,345	86%
General and administrative expenses – excluding stock option expense per BOE	$16.87	$8.17	106%	$12.51	$10.43	20%

Gross general and administrative expenses (“G&A”), before overhead recoveries and capitalized G&A, and excluding stock compensation expense, were higher in the second quarter of 2008 when compared to the same period in 2007. General and administrative expenses have increased, notably consulting and legal expenses due to the extension of the 10% Senior Subordinated Convertible Notes, and consulting fees to establish a team of employees in the Didsbury office.

We anticipate general and administrative expenses will continue at these high levels during the remaining quarters of 2008 until the costs of restructuring the Company are complete.

DEFERRED FINANCING COSTS

Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.

FOREIGN EXCHANGE

The foreign exchange gain for the second quarter of 2008 was $469,385 versus $3,062,655 in the same period in the prior year.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion is determined on the unit-of-production method based on estimated proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included.

The increase in depletion, depreciation, and accretion in the second quarter of 2008 of 41% compared to the same period in 2007 is a result of production increases explained previously as well as an increase in the asset base being depleted from the acquisition of the Caribou assets.

The Company recognizes an asset retirement obligation “ARO” associated with the retirement of tangible long-lived assets as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value and the accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.

INTEREST EXPENSE

Interest expense for the second quarter of 2008 is 124% higher than in the same period in 2007 at $2,155,322 versus $962,022. The reason for the increase is that the 10% Senior Subordinated Convertible Notes became due on February 1, 2008. The accrued interest rate after that period is substantially higher at 24% per year. This is offset partially by higher capitalized interest due mainly to the large balance of undeveloped land.

INCOME TAXES

The Company has recorded no current or future income taxes for the second quarter of 2008 or in the same period of 2007. Due to the determination of uncertainty regarding the ultimate recoverability of tax pools, the Company has not recorded a deferred tax asset.

NET LOSS
(in thousand’s except for per share amounts)

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	Change	2008	2007	Change
Net income applicable to common shareholders	$(2,308)	$14,646	(116)%	$(5,184)	$10,629	(149)%
Net income– per basic share	$(.09)	$0.98	(111)%	$(.20)	$0.71	(132)%
Net income– per diluted share	$(.09)	$0.98	(111)%	$(.20)	$0.71	(132)%
Weighted average shares outstanding-basic	27,002	14,969	80%	25,721	14,968	72%
Weighted average shares outstanding-diluted	27,002	14,969	80%	25,721	14,968	72%

Net loss applicable to common shareholders was $2,307,571 in the second quarter, compared to a net income of $14,616,191 in the prior year. A gain on sale from the sale of its petroleum and natural gas properties in the Candak Prospect area of North Dakota, U.S.A., to an arms-length third party was the majority of the decrease in the net loss offset partially by higher expenses for production, general and administrative, and interest.

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to face a going concern uncertainty. Presently, the Company has a working capital deficiency, as well as a stockholder’s deficiency resulting from operations. The Company does not currently have a loan facility.

The holders of the Company’s 10% Senior Subordinated Convertible Notes have agreed to extend the Maturity Date for the redemption of the Notes, originally February 1, 2008, to November 15, 2008 to allow the Company to sell assets to redeem the Notes, or to December 8, 2008 if the sale transaction will require shareholder approval.

The Company had capital expenditures of $15.6 million during the first quarter of 2008 while completing the drilling program of the Northern Alberta assets acquired in 2007 from Caribou.

Also included was the purchase on March 12, 2008, of petroleum and natural gas properties in the State of Oklahoma, from an arms-length party in exchange for 2.8 million common shares of the Company. The transaction was recorded in the first quarter of 2008 based on the fair value of the properties acquired of $3.5 million, which was also considered the fair value of the share consideration. On June 26, 2008, the transaction was cancelled and unwound. As a result, the Company no longer owns the properties. Of the 2.8 million shares issued in the first quarter of 2008, 2.1 million of the shares were cancelled and the remaining 700,000 shares represent cost incurred by the Company in the cancellation and unwinding of the transaction. Of the remaining 700,000 shares, 200,000 represented a non-refundable deposit, which was known at the time of the initial transaction, and accordingly these shares are recorded at the fair value determined on March 12, 2008. The additional 500,000 shares represented a transaction cancellation penalty and has been recorded based on the fair value of the shares at the time the transaction was unwound. This resulted in an adjustment to the carrying value of 500,000 shares in the amount of $370,000.

At June 30, 2008 the Company had a working capital deficiency of $58.3 million compared to $38.9 million at June 30, 2007.

The Company has undiscounted future development costs of $19.1 million associated with the development of the Company’s proved non-producing and proved undeveloped properties, as estimated by the independent engineers at the December 31, 2007 reporting period. Should the Company not fulfill its future development obligations, the amount and value of the Company’s proved reserves could be reduced.

RELATED PARTY TRANSACTIONS

On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis. During the three and six months ended June 30, 2008, the Company charged JMG $Nil (2007 - $7,110 and $200,588, respectively) in capital expenditures including overhead recovery and $14,966 (2007 – $137,759) and $60,172 (2007 – 211,685) , respectively, in operating costs for wells operated by the Company where JMG was a joint venture partner. JMG did not charge the Company any amounts for capital expenditures or operating costs during the three and six months ended June 30, 2008 and 2007.

The total amount receivable from JMG at June 30, 2008 was $102,417 (December 31, 2007 - $68,202).

During the three and six months ended June 30, 2008, a corporation controlled by a director or officer of the Company paid the Company $1,182 (2007 – $197) and $591 (2007 - $197), respectively, in office rent.  There was a balance of $394 outstanding at June 30, 2008.

The above transactions were conducted in the normal course of operation and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

As of June 30, 2008, there are 26,133,046 common shares outstanding, 2,586,000 stock options outstanding, 156,250 share purchase warrants outstanding, 3,880,424 common shares reserved for issuance upon conversion of the convertible redeemable notes, and 6,788,571 common shares reserved for issuance upon conversion of the convertible redeemable preferred shares.

CHANGES IN ACCOUNTING POLICIES

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Offsetting Fair Value Amounts

In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires companies with noncontrolling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The noncontrolling interest’s portion of net income must be presented clearly on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Company does not expect this pronouncement to have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

In March 2008, FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of SFAS No. 133. The statement requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit-risk-related contingent features in their hedged positions. The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements. This statement is effective for fiscal years and interim periods beginning on or after November 15, 2008. Management does not expect the adoption of this statement to have a material impact on our results of operations or financial position.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles ("FAS 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles ("GAAP") for nongovernmental entities in the United States. FAS 162 is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the impact, if any, of adopting FAS 162, on its Consolidated Financial Statements

SUBSEQUENT EVENTS

On July 1, 2008, the Company entered into an amended agreement with the holders of the Notes to extend the maturity date of the Notes. See note 1 and note 6 of the June 30, 2008 Financial Statements for more information.

On July 18, 2008 the Company announced that it has signed an Engagement Agreement with CB Securities Inc. (“CB Securities”) of Calgary to market the Company’s northern Alberta oil and gas assets in the Steen River area of northern Alberta. The properties offered for sale have the potential to produce more than 1,500 BOE/day weighted approximately 60% to light oil. The Company holds high working interests in these operated properties that have mostly year round access and owned infrastructure. AJM Petroleum Consultants has estimated that the properties offered have 3.87 MMBOE of proved and probable remaining reserves, representing a 7.6 year reserve life index.

On August 7, 2008 a group of the Company’s unsecured creditors filed an Originating Notice in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., together are a “debtor company” under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and staying all proceedings and remedies against the Company except as set forth in the Order or otherwise permitted by law.

On August 13, 2008, the Company filed an application and obtained an order for creditor protection under the CCAA in the Court of Queens Bench of Alberta, and as of that date, the Company has obtained creditor protection under the CCAA. The court has granted protection for an initial period of 30 days expiring September 15, 2008, by which time the Company is required to formulate and file a Plan of Arrangement for restructuring the Company’s affairs.
These applications are further described in Note 1.

The CCAA is comparable to Chapter 11 in the United States, as it is a procedure to permit a company with financial difficulties to restructure and continue to operate.

Mr. James T. Rundell submitted his resignation on August 5th as President and a Director of the Company and its subsidiaries in order to pursue other activities. The Board has decided that until the current restructuring efforts are completed, the office of President and the vacancy on the Board will not be filled.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com or by contacting the Company at Box 1420, 1601 15th Avenue, Didsbury, Alberta, T0M 0W0. Information is also available on the Company’s website at www.jedoil.com.